LI-CYCLE HOLDINGS CORP.

207 Queen’s Quay West,

Suite 590, Toronto, ON, M5J 1A7

Canada

September 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Arthur Tornabene-Zalas

Re:	Li-Cycle Holdings Corp.

Registration Statement on Form F-3

Filed September 14, 2022

File No. 333-267419

Dear Mr. Tornabene-Zalas:

Reference is made to the Registration Statement on Form F-3 (File No. 333-267419) filed by Li-Cycle Holdings Corp. (the Company) with the U.S. Securities and Exchange Commission on September 14, 2022 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 2:00 p.m., Eastern Time, on September 23, 2022, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

cc:	Paul M. Tiger, Esq.

Andrea M. Basham, Esq.

(Freshfields Bruckhaus Deringer US LLP)